REPORT OF VOTING RESULTS

Annual and Special Meeting of Shareholders

April 26, 2012

National Instrument 51-102 Continuous Disclosure Obligations (Section 11.3)

MATTERS VOTED ON

1.

Each of the seven director nominees of the Corporation, proposed by management, were elected by show of hands. Proxies were received as follows:

Director	For	% For	Withheld	% Withheld
Donna Garbutt(1)	14,224,384	96.90	454,326	3.10
Michael J. C. Hogan	14,382,157	97.98	296,553	2.02
Robert McClinton	14,390,034	98.03	288,676	1.97
Dharmesh Prasad	12,750,407	86.86	1,928,303	13.14
Bradley J. Thomson	14,383,334	97.99	295,376	2.01
Keith S. Turnbull	14,389,534	98.03	289,176	1.97
Michael S. West	14,389,590	98.03	289,120	1.97

(1)

Ms. Garbutt was replaced as a nominee for director at the meeting and proxies were voted in favour of her election pursuant to the discretion granted to the proxyholders.  Mr. Kennedy, a nominee of the Corporation's majority shareholder, had been included in the Information Circular dated February 21, 2012, but resigned from the board after the circular had been mailed.  Ms. Garbutt was named as a substituted nominee by the Corporation's majority shareholder.

2.

The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation at such remuneration as may be fixed by the Board of Directors, was approved by show of hands. Proxies were received as follows:

	For	% For	Withheld	% Withheld
Appointment of Auditors	16,015,643	98.53	238,511	1.47

3.

An ordinary resolution approving all unallocated options pursuant to the Corporation’s existing stock option plan to meet Toronto Stock Exchange requirements, as more particularly described in the Information Circular dated February 21, 2012, was approved.

	For	% For	Against	% Against
Unallocated Options	12,654,331	87.02	1,887,221	12.98